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SEC Mail Processing Section

FEB 20 2012

Washington, DC
125

SECUR 12013309 SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67893

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gama Global Investments, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One market Street, Spear Tower, 36th FLOOR
(No. and Street)

San Francisco	CA	94105
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

michelle Kleier (415) 293-8121
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OUM + Co. LLP
(Name – *if individual, state last, first, middle name*)

465 California Street, Suite 700	San Francisco,	CA	94104
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/13

OATH OR AFFIRMATION

I, Jay Dean Tinney, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gama Global Investments, LLC, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

managing member
Title

Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of California County of SAN FRANCISCO
Subscribed and sworn to (or affirmed) before me on this 10 **day of** FEB., **20**12, **by** JAY DEAN TINNEY,
proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature T. Le

(Seal)
T. LEWIS
Commission # 1948056
Notary Public - California
San Francisco County
My Comm. Expires Aug 13, 2015

GAMA GLOBAL INVESTMENTS, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
WITH
REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2011

GAMA GLOBAL INVESTMENTS, LLC

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm .... Page 1

Statement of Financial Condition .... Page 2

Statement of Operations .... Page 3

Statement of Changes in Member's Capital .... Page 4

Statement of Cash Flows .... Page 5

Notes to Financial Statements .... Page 6

Supplementary Information:

Schedule I - Computation of Net Capital .... Page 10

Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5 .... Page 11

OUM & CO. LLP

465 California Street
Suite 700
San Francisco, CA 94104

Phone: (415) 434-3744
Fax: (415) 788-2260
www.oumcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Gama Global Investments, LLC

We have audited the accompanying statement of financial condition of Gama Global Investments, LLC (the Company) as of December 31, 2011, and the related statements of operations, changes in member's capital, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gama Global Investments, LLC as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedule I required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects when considered in relation to the financial statements as a whole.

OUM & Co. LLP

San Francisco, California
February 20, 2012

GAMA GLOBAL INVESTMENTS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS

Cash and cash equivalents	$	6,241
Commissions receivable		155,400
TOTAL ASSETS		**161,641**

LIABILITIES AND MEMBER'S CAPITAL

LIABILITIES:	
Accounts payable	3,907
Commissions payable	112,860
TOTAL LIABILITIES	116,767
MEMBER'S CAPITAL	44,874
TOTAL LIABILITIES AND MEMBER'S CAPITAL	**161,641**

See accompanying notes to the financial statements.

GAMA GLOBAL INVESTMENTS, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2011

REVENUES:		
Commission income	$	125,400
Investment advisory income		79,951
Total revenues		205,351
EXPENSES:		
Commission expense		112,860
Salaries and payroll taxes		7,056
Donated salary		73,848
Rent expense		8,551
Travel		6,921
Management fees		4,350
Professional fees		70,561
Taxes and regulatory fees		10,114
Office expense		12,749
Total expenses		307,010
NET LOSS	**$**	**(101,659)**

See accompanying notes to the financial statements.

GAMA GLOBAL INVESTMENTS, LLC
STATEMENT OF CHANGES IN MEMBER'S CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2011

MEMBER'S CAPITAL, Beginning of Year	**$**	**51,246**
Contributions		95,287
Net loss		(101,659)
MEMBER'S CAPITAL, End of Year	**$**	**44,874**

See accompanying notes to the financial statements.

GAMA GLOBAL INVESTMENTS, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2011

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(101,659)
Adjustments to reconcile net loss to net cash used in operating activities:		
Donated salary		73,848
Donated capital		13,214
Change in assets and liabilities:		
Commissions receivable		326,550
Accounts payable		631
Commissions payable		(329,692)
Net cash used in operating activities		(17,108)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Contributions received		8,225
Net cash provided by financing activities		8,225
NET DECREASE IN CASH AND CASH EQUIVALENTS		(8,883)
CASH AND CASH EQUIVALENTS, Beginning of Year		**15,124**
CASH AND CASH EQUIVALENTS, End of Year	**$**	**6,241**

See accompanying notes to the financial statements.

NOTE 1 – ORGANIZATION AND SUMMARY OF ACCOUNTING POLICIES

Organization and Nature of Business

Gama Global Investments, LLC (the "Company") is a Delaware Limited Liability Company formed on February 1, 2008, and its principal place of business is located in San Francisco, California. The Company is a private placement broker-dealer registered with the Securities and Exchange Commission ("SEC") on October 30, 2008, and is regulated by the Financial Industry Regulatory Authority ("FINRA"). The Company is a registered broker-dealer in the state of California, in the state of Virginia effective November 12, 2008 and also in the state of Louisiana effective December 12, 2011. The sole managing member of the Company is GGI Bay Holdings, LLC ("GGI Bay Holdings"), as defined in the Company's operating agreement (the "Agreement"). In accordance with the Agreement, the existence of the Company will continue in existence unless sooner dissolved by its member.

The Company operates as a third-party sales and marketing firm which assists private equity firms seeking to raise funds for investment purposes within their funds. The Company qualifies potential prospects, arranges presentations, and tracks the sales process. The Company also provides investment and management advisory services to private companies.

The Company does not hold customer funds or safe keep customer securities and is therefore exempt from SEC Rule 15c3-3 under the provisions provided for in subparagraph (k)(2)(i).

Basis of Presentation

The financial statements of the Company have been prepared using accounting principles generally accepted in the United States of America ("U.S. GAAP"). Financial statements prepared on a U.S. GAAP-basis require management to make estimates and assumptions that affect the amounts and disclosures reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

Revenue Recognition

The Company earns commission income from private equity firms for monies placed in their various funds. The commission income is generally based on an agreed percentage of the potential investors' committed capital that has been called and collected by the various funds of the private equity firms.

Investment advisory income is derived primarily from providing investment advice, research, and administrative services. Income is recognized as the related services are rendered.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents.

Fair Value of Financial Instruments

The carrying amounts of certain of the Company's financial instruments, including cash and cash equivalents, commissions receivable, accounts payable and commissions payable approximate fair value because of their short-term maturities.

Income Taxes

The Company was formed as a Delaware Limited Liability Company (LLC). LLC's are not taxable entities and are treated in the same manner as a partnership for federal and state income tax purposes. Federal and state income tax statutes require that the income or loss of the LLC be included in the tax returns of the individual members.

NOTE 2 – MEMBER'S CAPITAL

The Company is a limited liability company and, as such, no member shall have any personal liability to the Company, any other member or to any creditor of the Company for the debts of the Company beyond the amount contributed by the member to the Company.

Contributions and withdrawals by the member may be made from time to time with the consent and approval of the sole managing member as set forth in the Company's LLC Agreement. For the year ended December 31, 2011, contributions received by the sole managing member amounted to $8,225 and is included in contributions and reported as contributions received on the accompanying statements of changes in member's capital and cash flows, respectively.

During 2011, the Company's chief operating officer donated her compensation and will not look to the Company for repayment. For the year ended December 31, 2011, total compensation donated amounted to $73,848 and is reported as donated salary on the accompanying statements of operations and cash flows, and is included in contributions on the accompanying statement of changes in member's capital. In addition, the managing member paid for a portion of the Company's expenses and will not look to the Company for repayment of such expenses. For the year ended December 31, 2011, total expenses paid by the managing member amounted to $13,214 and is included in professional fees and contributions on the accompanying statements of operations and changes in member's capital, respectively, and reported as donated capital on the accompanying statement of cash flows.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule (Rule 15c3-1) (the "Rule"), which, among other items, requires the maintenance of minimum net capital and the maintenance of a maximum ratio of aggregate indebtedness to net capital, both as defined by the Rule, of 15 to 1. The Rule also restricts the timing and amounts of capital withdrawals or dividends paid. At December 31, 2011, the Company had net regulatory capital of $14,874, which was $7,090 in excess of its minimum required net capital of $7,784. The Company's ratio of aggregate indebtedness to net capital was 7.9 to 1 as of December 31, 2011.

NOTE 4 - COMMISSION EXPENSE AGREEMENT

The Company enters into commission agreements with their registered representatives. To date, the Company has seven commission agreements in place with registered representatives and one non-registered foreign finder.

NOTE 5 – LEASES

Related Party

In 2008, the Company entered into an Office License Agreement with GGI Bay Holdings, the Company's sole managing member, whereby GGI Bay Holdings grants the Company access to its office space. In addition, GGI Bay Holdings will provide the Company with certain services on an as requested basis, for additional compensation. In consideration for the aforementioned agreement, the Company shall pay GGI Bay Holdings a base monthly fee of approximately $6,000 for occupying the office space. For the year ended December 31, 2011, total expense related to the Office License Agreement with GGI Bay Holdings amounted to $8,551 and is included in rent expense on the accompanying statement of operations.

NOTE 6 – INDEMNIFICATIONS

The Company enters into contracts that contain various indemnifications. The Company's maximum exposure under these agreements is not estimable. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of material loss to be remote.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 20, 2012 and has determined that there are no material subsequent events to disclose.

SUPPLEMENTARY INFORMATION

SCHEDULE I

GAMA GLOBAL INVESTMENTS, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2011

NET CAPITAL:		
Total member's capital		$ 44,874
DEDUCTIONS AND/OR CHARGES:		
Non-allowable assets:		
Commissions receivable	$ 30,000	
Total deductions and/or charges		(30,000)
Net capital before haircuts on securities positions		14,874
Less - haircuts on securities positions		-
NET CAPITAL		$ 14,874
AGGREGATE INDEBTEDNESS:		
Items included in statement of financial condition:		
Accounts payable	$ 3,907	
Commissions payable	112,860	
TOTAL AGGREGATE INDEBTEDNESS (A.I.)		$ 116,767
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required (6-2/3% of A.I.)		$ 7,784
Minimum dollar requirement		$ 5,000
Excess net capital		$ 7,090
Net capital less greater of 10% of A.I. or 120% of minimum dollar requirement	$ 3,197	
Ratio: Aggregate indebtedness to net capital		785%

There was no difference between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2011 Part IIA FOCUS filing.

See Report of Independent Registered Public Accounting Firm

OUM &CO. LLP
465 California Street
Suite 700
San Francisco, CA 94104
Phone: (415) 434-3744
Fax: (415) 788-2260
www.oumcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Member of
Gama Global Investments, LLC

In planning and performing our audit of the financial statements of Gama Global Investments, LLC (the Company), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in

conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as previously defined.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

OUM & Co. LLP

San Francisco, California
February 20, 2012

OUM &CO. LLP

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